Exhibit 1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on July 9, 2009

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Extraordinary General Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on July 9, 2009, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO ELECT Mr. Avichay Nissenbaum for a three year term as an external director commencing on the date of the Meeting and to approve his terms of compensation as the Company’s external director as described in the proxy statement accompanying herein.

        After a short recess during which our Board of Directors and the audit committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

2.	TO VOTE ON THE PROPOSAL TO AMEND the terms of options granted to the Company’s external directors (including Mr. James H. Lee, the Company’s former external director), in the manner detailed in the proxy statement accompanying herein.

3.	TO VOTE ON THE PROPOSAL TO AMEND the terms of options granted to the Company’s directors (excluding the external directors), in the manner detailed in the proxy statement accompanying herein.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

Shareholders Entitled to Vote

        Only shareholders of record at the close of business on June 2, 2009 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

        Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on July 8, 2009 in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company no later than the close of business on July 8, 2009, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company's Chief Financial Officer, at +011-972-3-644-4737.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY AND, IN ADDITION, A SPECIAL MAJORITY, AS DESCRIBED IN THE ATTACHED PROXY STATEMENT, ARE REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: June 2, 2009

PROXY STATEMENT

IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on July 9, 2009

        This proxy statement is being solicited by our board of directors for use at our Extraordinary General Meeting of shareholders to be held on July 9, 2009, at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is the close of business of June 2, 2009. On June 1, 2009, which is the last full trading day before printing of this proxy statement, we had outstanding and entitled to vote 9,259,949 Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

        The approval of Proposals 1 and 2 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals and, in addition, the fulfillment of either of the following conditions:

—	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders cast with respect to such proposal (excluding abstaining votes); or

—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        The approval of Proposal 3 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal and in addition, the fulfillment of either of the following conditions:

—	the majority of shares voted for the proposal includes at least one-third of all of the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting (excluding abstaining votes); or

—	the total number of shares of opposing votes from among the shareholders described in the prior bullet point does not exceed one percent of the aggregate voting rights in the company.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on July 8, 2009, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

        Proxies are being mailed to shareholders on or about June 4, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel, Attention: Corporate Secretary.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”) and as more fully described in this proxy under the caption “Where to Find More Information”. We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of May 31, 2009, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,259,949 Ordinary Shares outstanding as of May 31, 2009:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler	2,149,072	23.2%
Yaron Adler	1,410,933	15.2%
Mahoney Associates Inc. (1)	879,192	9.5%
Alpha Capital Anstalt (2)	545,073	5.9%

Directors and officers as a group (12 persons, including
Messrs. Ofer Adler and Yaron Adler) (3))	4,160,271	42.9%

(1)	Mahoney Associates Inc.'s address is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. This disclosure is based upon information disclosed by Mahoney Associates Inc. on Form 13G, filed with the SEC on August 11, 2008.

(2)	Alpha Capital Anstalt's address is Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein. This disclosure is based upon information disclosed by Alpha Capital Anstalt on Form 13G/A, filed with the SEC on April 6, 2009.

(3)	Includes 442,900 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

        The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable, and the Tel Aviv Stock Exchange (as of May 31, 2009):

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2008
Second Quarter	4.30	2.94	14.25	10.20
Third Quarter	3.62	3.03	12.68	10.02
Fourth Quarter	3.60	1.86	11.93	8.22

2009
First Quarter	3.66	2.30	15.88	9.11

Most recent six months

December 2008	2.69	2.10	9.70	8.66
January 2009	2.70	2.30	10.19	9.11
February 2009	2.99	2.52	11.50	10.00

March 2009	3.66	2.55	15.88	11.00
April 2009	3.99	3.53	16.03	15.35
May 2009	4.96	3.55	21.00	16.03

        The closing price of our Ordinary Shares, as reported on the Nasdaq Global Market and on the Tel Aviv Stock Exchange on June 1, 2009, which is the last full trading day before printing of this proxy statement, were $5.00 and NIS 20.75 (equal to $5.34 based on the Bank of Israel representative exchange rate as of such date), respectively.

PROPOSAL ONE

ELECTION OF MR. AVICHAY NISSENBAUM AS EXTERNAL DIRECTOR OF THE
COMPANY AND APPROVAL OF HIS TERMS OF COMPENSATION

        Under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”), Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In the event of a vacancy in the position of an external director, our board of directors is required under the Companies Law to call a shareholders meeting to elect a new external director as soon as practicable.

        On March 30, 2009 the term of office of Mr. James H. Lee as external director expired. Therefore the board of directors of the Company has nominated Mr. Avichay Nissenbaum for election as an external director by the Company’s shareholders, to serve for a three year term, commencing on the date of the Meeting. In accordance with the recommendation of the Company’s board of directors, it is proposed that the election of Mr. Avichay Nissenbaum as external director be considered and voted upon at the Meeting.

Qualification of External Director

        Pursuant to the Company’s Law a person may not serve as an external director if at the date of his or her election or within the prior two years, that person, or his or her relatives, partners, employers or entities under his or her control, have or had any affiliation with the Company or any entity or person controlling the Company at the time of election or an entity that is controlled, at the time of election or the prior two years, by the Company or by the person or entity controlling the Company. The term “affiliation” includes an employment relationship, a regular business or professional relationship, control and service as an office holder.

        Pursuant to the Companies Law, “Control” is defined as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of a certain type of means of control of the corporation; “Means of control” in a corporation is defined as any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager;

        A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director.

        A person may be elected as an external director if he or she has “professional qualifications” or if he or she has “accounting and financial expertise” (as such qualifications and expertise are defined under the Companies Law). In addition, at least one of the external directors must have financial expertise.

        The Companies Law provides for an initial three-year term for an external director which may, with respect to dual listed companies such as the Company, be extended for additional three-year terms according to certain regulations promulgated under the Companies Law. External directors may be removed only:

—	by a court, and then only if

—	the external directors cease to meet the statutory qualifications for their appointment;

—	they violate their duty of loyalty to the company;

—	the director is unable to perform his or her post on a regular basis; or

—	during his or her tenure, the director was convicted in a court outside of the State of Israel on accounts of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information; or

—	If the board of directors determines that the external director has ceased to meet the statutory qualification for appointment or that the external director has violated his or her duty of loyalty to the company, the board shall call a general meeting of the shareholders and any such external director may be removed for such reason(s) by a resolution of the general meeting approved by the same special majority as required for such external director’s election.

        The Company’s board of directors has reviewed the qualifications and expertise of Mr. Avichay Nissenbaum and has determined that he possesses the “professional qualifications”, as such term is defined in the Companies Law . In addition, the Company has received a declaration from Mr. Nissenbaum, attesting to the Company that he meets the requirements and qualifications to be elected as an external director under the Companies Law. Mr. Nissenbaum’s declaration is also available for review at the offices of the Company.

Information on Nominee

        Following is certain information concerning the nominee, including his principal occupation during recent years, based upon the records of the Company and information furnished to it by him.

         Avichay Nissenbaum was the co-founder and chief executive officer of Yedda Inc., which specializes in consumer internet social knowledge searches, and which was sold to America Online Inc., or AOL, in November 2007. Since November 2007, he has been the CEO of Yedda Inc. and a vice-president of AOL. Prior to November 2007, Mr. Nissenbaum, was the CEO of Yedda Inc. from the time he co-founded the company in August 2005. From January 1996 until August 2005, Mr. Nissenbaum was the executive vice president of SmarTeam Corp. (formerly Smart Solutions Ltd.), from the time he co-founded the company until its sale to Dassault Systemes. From 1989 to 1996, Mr. Nissenbaum was a manager and developer for B.A. Intelligence Networks, and a project manager for Digital Equipment Corp. Mr. Nissenbaum has a B.Sc in computer science and a B.A. in economics from University of Bar-Ilan in Israel.

Proposed Compensation of Nominee

        Our audit committee and board of directors had approved to pay Mr. Avichay Nissenbaum the fees and other compensations described below (the “Proposed Terms”), which are identical to the terms of compensation of the Company’s other external director. As required by the Companies Law, the Proposed Terms were brought to Mr. Avichay Nissenbaum’s attention, prior to receiving his consent to serve as an external director of the Company.

        The Proposed Terms comprise of the following:

(i)	An annual gross cash compensation of $25,000 (plus V.A.T, if applicable) to be paid in four equal quarterly installments.

(ii)	A per meeting gross cash compensation of $500 (plus V.A.T, if applicable) paid quarterly.

(iii)	A grant of options to purchase, for each year of service as an external director of the Company, 10,000 Ordinary Shares of the Company (an “Annual Grant”) under the following terms: a) The first Annual Grant shall be made immediately following this Meeting and the following the Annual Grants shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with the annual meeting which shall be held on the year subsequent to the year this Meeting was held (i.e., 2010); (b) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the annual general meeting of the shareholders of the Company upon which such option was granted, as reported by the Nasdaq Market; and (c) the options shall vest in three equal portions on each anniversary of the Annual Grant, commencing with the first anniversary.

Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Israeli share option plan adopted by the Company in 2003 (“The Company’s 2003 Option Plan”) and the Company’s form of option agreement for external director, that shall be executed promptly after the date of the Meeting.

(iv)	Any other consideration that the shareholders of the Company may approve from time to time, to be paid to the directors of the Company.

Voting

        The election of Mr. Avichay Nissenbaum and the approval of his terms of compensation requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal and, in addition, either of the following conditions:

—	the majority of shares voted for the proposal includes at least one-third of the shares of non-controlling shareholders cast with respect to such proposal (excluding abstaining votes); or

—	the total number of shares of non-controlling shareholders voted against the proposal does not exceed one percent of the aggregate voting rights in the company.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Avichay Nissenbaum is hereby elected to serve as an external director for a three year term, commencing on the date of the Meeting, and the terms of his compensation as were presented to the shareholders are hereby approved and authorized.”

        Our board of directors recommends a vote FOR the approval of the election of Mr. Avichay Nissenbaum as an external director of the Company and of his terms of compensation as described above.

AUDIT COMMITTEE AND BOARD OF DIRECTORS RESOLUTIONS REQUIRED PRIOR
TO VOTE ON PROPOSALS TWO AND THREE

        Under the Companies Law, the remuneration of the Company’s directors, including external directors, must be approved by the Company’s audit committee, board of directors, and shareholders in that order, assuming that they are not adverse to the Company’s interests. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter, in which case such matter will also be subject to shareholders’ approval.

        The audit committee of a public company is not permitted to approve remuneration of the Company’s directors, unless at the time of such approval there are at least two external directors and both are members of the audit committee, and at least one of them is present at the deliberations in which the audit committee resolves to approve the remuneration of the directors. Therefore, if Mr. Nissenbaum is elected to the Meeting pursuant to Proposal 1, he will immediately become a member of our audit committee, and the Meeting will then recess for an intermission during which time the Company’s audit committee and board of directors will conduct deliberations and resolve on the issues of compensation of the Company’s directors and external directors, as described under Proposals 2 and 3 hereunder.

        It should be noted that Proposal 2 pertains to the remuneration of the external directors of the Company and Proposal 3 pertains to the remuneration of the other directors. Therefore, the external directors have, or may be deemed to have, a personal interest in the resolution under Proposal 2, and the other directors have, or may be deemed to have, a personal interest in the resolution under Proposal 3.

        Following the intermission in the Meeting and assuming that the audit committee and board of directors approve the resolutions proposed under Proposals 2 and 3, the Meeting shall resume and it shall be proposed that the shareholders approve the following resolutions set forth in Proposal 2 and Proposal 3.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE OPTION AGREEMENT OF THE COMPANY’S
EXTERNAL DIRECTORS

        The Company believes the terms and conditions of its external directors’ options agreement should be amended in order to better reflect the incentives behind the Company’s annual grants of options to its directors and the external directors’ reasonable expectations regarding the timing on which they will be able to exercise the options granted to them. Under the Companies Law, shareholders’ approval is required in order to approve the terms of compensation of the Company’s directors, including any amendment to the equity compensation granted to the directors, following an approval by the Company’s audit committee and board of directors. The Companies Law allows a company, when appointing an external director to change the compensation determined for a serving external director, as long as the change benefits the serving external director(s).

        Accordingly, it is proposed that, subject to the approval of the Company’s audit committee and board of directors, the Company’s shareholders shall ratify and approve the amendments to the Company’s external directors’ option agreements, including the agreement with Mr. James H. Lee, the Company’s former external director, as described below.

    (1)        The recurring annual stock option grants, or an Annual Grant, to the external directors for board service will have a vesting period applicable to one term of office of an external director, which under the Companies Law is a term of three (3) years (instead of a vesting period of four (4) years as was formerly approved by the shareholders) from the date of grant.

    (2)        Upon termination or expiration of the external director’s service with the Company, provided that such termination or expiration is not “for Cause” and not resulting from the external director’s resignation, such date being the Termination Date: (a) the stock options granted to such external director shall retain their original expiration dates specified upon the date of grant, and shall not terminate 90 days after the Termination Date as set forth in the current external directors’ option agreements; and (b) the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the Termination Date, if any, shall automatically vest and become exercisable immediately prior to that Termination Date.

    (3)        In order to avoid possible conflict of interests of the external director while discussing a Change of Control of the Company (which may result in the termination of the external director’s term of office), all unvested options held by the external director, shall automatically vest and become exercisable upon such “Change of Control” event. “Change of Control” is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

        Pursuant to the Company’s 2003 Option Plan, “Cause” is (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

        The Company’s 2003 Option Plan and other documents relevant to the proposal herein are also available for review at the offices of the Company.

        The approval of the amendment of the Company’s external directors’ options agreements requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal and, in addition, the fulfillment of either of the following:

—	the majority of shares voted for the proposal includes at least one-third of the shares of non-controlling shareholders cast with respect to such proposal (excluding abstaining votes); or

—	the total number of shares of non-controlling shareholders voted against the proposal does not exceed one percent of the aggregate voting rights in the company

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment of the Company’s external directors’option agreements, as was presented in the accompanying proxy statement to the shareholders, is hereby approved and authorized.”

        Our board of directors recommends a vote FOR the approval of the amendment of the Company’s external directors’ options agreements as described above. It should be noted that each of the external directors has a personal interest in the resolution under this Proposal 2, as it pertains to their compensation.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE OPTION AGREEMENT OF THE COMPANY’S
DIRECTORS

        The Company believes that in order to attract and retain dedicated individuals as directors it needs to amend the terms and conditions of all of its directors’ options in a manner that reflects these directors’ reasonable expectations substantially regarding the timing on which they will be able to exercise the options granted to them.

        Therefore, it is proposed that, subject to the approval of the Company’s audit committee and board of directors, the Company’s shareholders shall ratify and approve the amendments to the Company’s directors’ option agreements, as described below:

    (1)        The recurring annual stock option grants, or an Annual Grant, to the directors for board service will have a vesting period applicable to one term of office of a director, which under the Company’s articles of association is a term of three (3) years (instead of a vesting period of four (4) years as was formerly approved by the shareholders) from the date of grant.

    (2)        Upon termination or expiration of the director’s service with the Company, provided that such termination or expiration is not “for Cause” (as defined in Proposal 2) and not resulting from the director’s resignation, such date being the Termination Date: (a) the stock options granted to such director shall retain their original expiration dates specified upon the date of grant, and shall not terminate 90 days after the Termination Date as set forth in the current directors’ option agreements; and (b) the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the Termination Date, if any, shall automatically vest and become exercisable immediately prior to that Termination Date.

    (3)        In order to avoid possible conflict of interests of the directors while discussing a Change of Control of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director, shall automatically vest and become exercisable upon such “Change of Control” event. “Change of Control” is defined for these purposes as: (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly).

        The Company’s 2003 Option Plan and other documents relevant to the proposal herein are also available for review at the offices of the Company.

        The directors who would benefit from these amendments under Proposal 3 hold together more than 25% of the Company’s outstanding Ordinary Shares. Under the Companies Law, a transaction with persons holding more than 25% of outstanding Ordinary Shares, may be deemed a transaction with a controlling shareholder for purposes of the vote. Accordingly, the approval of the resolution under Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal and, in addition, the fulfillment of either of the following:

—	the majority of shares voted for the proposal includes at least one-third of all of the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting (excluding abstaining votes); or

—	the total number of shares of opposing votes from among the shareholders described in the prior bullet point does not exceed one percent of the aggregate voting rights in the company.

        For this purpose, “personal interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment of the Company’s directors’ option agreements (other than those agreements of the external directors), as was presented in the accompanying proxy statement to the shareholders, is hereby approved and authorized.”

        Our board of directors recommends a vote FOR the approval of the amendment of the Company’s directors’ options agreements as described above. It should be noted that each of the directors (other than the external directors) has a personal interest in the resolution under this Proposal 3, as it pertains to their compensation.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Where to Find More Information

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 2, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 2, 2009, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposals described in this proxy statement.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: June 2, 2009